Exhibit 99.7

Dated 24 July 2012

MR. CHENG CHUNG HING

and

MR. LEUNG MOON LAM

and

WILLIS PLUS LIMITED

and

PA UNIVERSAL OPPORTUNITY VII LIMITED

SUBSCRIPTION AND INVESTOR’S RIGHTS AGREEMENT

relating to

US$60 million secured bonds due 2017

10th Floor, Alexandra House

Chater Road

Hong Kong

Telephone (852) 2842 4888

Facsimile (852) 2810 8133/2810 1695

Ref L-202213

Contents

Clause Heading		Page
1	Issue and Subscription	2

2	Security	3

3	Representations, Warranties and Indemnity	3

4	Undertakings of the Issuer and the Major Shareholders	23

5	Conditions Precedent	24

6	Closing	26

7	Expenses and Payments	27

8	Termination	28

9	Survival of Representations and Obligations	29

10	Communications	29

11	Assignment	31

12	Entire Agreement	31

13	Currency Indemnity	31

14	Confidentiality	32

15	Governing Law and Jurisdiction	34

16	Variation	35

17	Counterparts	35

SCHEDULE 1 FORM OF OFFICER’S CERTIFICATE		38

SCHEDULE 2 TERMS AND CONDITIONS		40

SCHEDULE 3 MAJOR SHAREHOLDER GUARANTEE		41

SCHEDULE 4 DEED OF UNDERTAKINGS		42

i

This Agreement is made on 24 July 2012 between:

1	MR. CHENG CHUNG HING, a natural person whose Hong Kong Identification Number is G297436(2) and whose address is Flat B, 20/F Mayfair, 1 May Road, Mid-levels, Hong Kong (“Mr. Cheng”);

2	MR. LEUNG MOON LAM, a natural person whose Hong Kong Identification Number is D150200(0) and whose address is 5/F, 28 Hung To Road, Kwun Tong, New Territories, Hong Kong (“Mr. Leung”; and together with Mr. Cheng, the “Major Shareholders”);

3	WILLIS PLUS LIMITED, a limited liability company incorporated under the laws of the British Virgin Islands, whose registered office is at Quastisky Building, P.O. Box 4389, Road Town, Tortola, British Virgin Islands (the “Issuer”); and

4	PA UNIVERSAL OPPORTUNITY VII LIMITED, a limited liability company incorporated under the laws of the British Virgin Islands, whose registered office is at Commence Chambers, P.O. Box 2208, Road Town, Tortola, British Virgin Islands (the “Investor”).

Whereas:

(A)	The Major Shareholders, the Issuer and the Investor wish to record the arrangements agreed between them in relation to an issue by the Issuer of 60,000,000 United States dollars (“US$” or “US Dollars”) in aggregate principal amount of secured bonds due 2017 guaranteed by the Major Shareholders (the “Bonds”).

(B)	The proceeds of the Bonds will be used by the Issuer to purchase convertible bonds due 2017 (the “Convertible Bonds”) issued by China Metro-Rural Holdings Limited (“CNR”). CNR will also issue to the Issuer 6,000,000 warrants (the “Warrants”) exercisable, into fully paid ordinary shares of US$0.001 each of CNR (the “Shares”). The Shares are, or will be at the time of conversion of the Convertible Bonds and exercise of the Warrants, listed on the NYSE MKT LLC (formerly known as NYSE Amex LLC) (“NYSE MKT”) under the symbol of “CNR”.

(C)	The Convertible Bonds will be convertible into Shares (the “Conversion Shares”) at an initial conversion price of US$1.0811 per Share, and the Warrants will be exercisable into Shares (the “Exercise Shares”) at an initial exercise price of US$1.2973 per Share.

The Major Shareholders, the Issuer and the Investor are collectively referred to herein as the “Parties” and each individually as, a “Party”.

References to: (i) a contract or document in this Agreement is to that contract or document as amended, novated, supplemented, restated or replaced from time to time; (ii) any person shall include its successors in title, permitted assigns and permitted transferees; and (iii) any statute or statutory provision or stock exchange listing rules include: (a) that statute or provision or listing rules as from time to time modified, re-enacted or consolidated whether before or after the date of this agreement; (b) any past statute or statutory provision or listing rules (as from time to time modified, re-enacted or consolidated) which that statute or provision has directly or indirectly replaced; and (c) any subordinate legislation made from time to time under that statute or statutory provision.

1	Issue and Subscription

1.1	Agreement to Issue Bonds: the Issuer agrees to issue the Bonds to the Investor and/or any of its Affiliates nominated by it in writing in the aggregate principal amount of US$60,000,000 on 15 August 2012, or such later date as the Issuer and the Investor may agree (the “Closing Date”) for completion of the subscription in accordance with Clause 6 (“Closing”). The Bonds will be subscribed at a price equal to 100% of the principal amount of the Bonds. For the purposes of this Agreement, (a) “Affiliate” means, (x) with respect to any party, any company which is a subsidiary, or a holding company of that party, or any subsidiary of any such holding company, or which it directly or indirectly Controls, is Controlled by or under direct or indirect Control with such party or company; and (y) with respect to the Investor only, those persons referred to in (x) above together with any fund or person advised or managed by Pacific Alliance Investment Management Limited (or its successor) or Pacific Alliance Investment Management (HK) Limited (or its successor) and (b) “Control” means possession, directly or indirectly, of the power to direct or cause the direction of the operations and management or policies of a person, whether through the ownership of voting securities, by contract or otherwise, and “Controlled” and “Controls” shall be construed accordingly.

1.2	Subscription: subject to the satisfaction (or waiver) of the conditions set forth in Clause 5, the Investor agrees to, on the Closing Date, subscribe and pay for, or procure to be subscribed and paid for, the Bonds, in accordance with the provisions of this Agreement.

1.3	Transaction Documents and Contracts:

1.3.1	The Major Shareholders, the Issuer and the Investor shall enter into this Agreement in respect of the Bonds.

1.3.2	Upon Closing:

(i)	the terms and conditions of the Bonds shall be substantially in the form set out in Schedule 2 (the “Terms and Conditions”);

(ii)	the Major Shareholders shall enter into a deed of guarantee with the Investor in substantially the form set out in Schedule 3 (the “Major Shareholder Guarantee”);

(iii)	the Major Shareholders, the Issuer and the Investor shall enter into a deed of undertakings in substantially the form set out in Schedule 4 (the “Deed of Undertakings”);

(iv)	the Major Shareholders, Kind Far International Limited, Zagat International Limited and Kind United Holdings Limited shall enter into the charges in a form reasonably satisfactory to the Parties over 50.10%, 61.15%, 53.85% and 26.56% of the issued share capital of Kind Far International Limited, Zagat International Limited, Kind United Holdings Limited and CNR respectively, beneficially held by the Major Shareholders (the “Share Charges”); and

(v)	the Issuer shall enter into:

(a)	a pledge over all of the Convertible Bonds, the Warrants and any Shares received on conversion or exercise of the Convertible Bonds or Warrants, respectively in a form reasonably satisfactory to the Parties (the “Pledge”);

(b)	an assignment in favour of the Investor of the Issuer’s right, title and interest in all collateral provided to it in relation to the Convertible Bonds and Warrants in a form reasonably satisfactory to the Parties (the “Assignment”); and

(c)	an account charge over the Issuer’s bank account in a form reasonably satisfactory to the Parties (the “Account Charge”) and together with the Share Charges, the Pledge and the Assignment, the “Security Documents”.

This Agreement, the Terms and Conditions, the Security Documents, the Major Shareholder Guarantee, the Deed of Undertakings and each of the other agreements entered into by the Parties in connection with the transactions contemplated by this Agreement are together referred to as the “Contracts”. The Contracts and the Bonds are together referred to as the “Transaction Documents”.

2	Security

The obligations of the Issuer and the Major Shareholders under the Transaction Documents shall be secured in accordance with, and subject to, the terms of the Security Documents.

3	Representations, Warranties and Indemnity

3.1	Issuer and Major Shareholders representations and warranties: The Major Shareholders and the Issuer represent, warrant and undertake to the Investor that:

3.1.1	Incorporation: the Issuer is a company duly incorporated and validly existing under the laws of the British Virgin Islands, is in compliance with all laws and regulations to which it is subject, is not in liquidation or receivership, has full power and authority to enter into and perform its obligations under the Transaction Documents to which it is a party;

3.1.2	Validity, Authorisation and Enforcement of Contracts: the Contracts to which it is a party have been duly authorised, executed and delivered by the Issuer and constitute valid and legally binding obligations of the Issuer and are enforceable against the Issuer in accordance with their respective terms;

3.1.3	Validity of the Bonds: the Bonds have been duly authorised by the Issuer and, when delivered on the Closing Date in accordance with the Transaction Documents, the Bonds will be duly executed, authenticated and delivered, and constitute valid and legally binding obligations of the Issuer, enforceable against the Issuer in accordance with its terms;

3.1.4	Status of the Bonds: the Bonds will constitute direct, secured, unconditional and unsubordinated obligations of the Issuer and will at all times rank at least pari passu with all other present and future unsecured obligations of the Issuer other than those preferred by statute or applicable law;

3.1.5	Beneficial Ownership of the Issuer: the Major Shareholders together hold 100 per cent. of the shares in and beneficial ownership of the Issuer;

3.1.6	Issuer’s Activities: the Issuer has been specifically incorporated for the purposes of this transaction and has not conducted any business activities other than in connection with the issue of the Bonds and the acquisition of the Convertible Bonds and Warrants;

3.1.7	Consents: no consent, clearance, approval, authorisation, order, registration or qualification of or with any court, governmental agency or regulatory or self-regulatory body having jurisdiction over the Major Shareholders or the Issuer is required and no other action or thing is required to be taken, fulfilled or done (including without limitation the obtaining of any consent or licence or the making of any filing or registration) for the execution and delivery by each of the Major Shareholders and the Issuer of the Contracts to which it is party, the issue, sale and delivery of the Bonds or the carrying out of the other transactions contemplated by the Transaction Documents;

3.1.8	Compliance: the execution, delivery and performance of the Contracts, the issue and delivery of the Bonds, the carrying out of the other transactions contemplated by the Transaction Documents and the compliance by the Issuer with the Terms and Conditions do not and will not:

(i)	conflict with or result in a breach of any of the terms or provisions of, or constitute a default (nor has any event occurred which, with the giving of notice and/or the passage of time and/or the fulfilment of any other requirement would result in a default by the Issuer) under, (a) the documents constituting the Issuer, or (b) any indenture, contract, lease, mortgage, deed of trust, note agreement, loan agreement or other agreement, obligation, condition, covenant or instrument to which the Major Shareholders or the Issuer is a party or by which any of their respective assets are bound (collectively, the “Existing Obligations”); or

(ii)	infringe any existing applicable law, rule, regulation (including foreign, federal and state securities laws and regulations), judgment, order, authorisation or decree of any government, governmental or regulatory body or court, domestic or foreign, having jurisdiction over the Major Shareholders or the Issuer or any of their respective assets;

3.1.9	Taxes/Duties: no tax or duty (including any stamp or issuance or transfer tax or duty, any service tax and any tax or duty on capital gains or income, whether chargeable on a withholding basis or otherwise) is assessable or payable in, and no withholding or deduction for any taxes, duties, assessments or governmental charges of whatever nature is imposed or made for or on account of any income, registration, transfer, service or turnover taxes, customs or other duties or taxes of any kind, levied, collected, withheld or assessed by or within, the United States, the British Virgin Islands or Hong Kong or any other relevant jurisdiction or by any sub-division of or authority therein or thereof having power to tax, in connection with the creation, issue or offering of the Bonds or the execution or delivery of the Contracts, or the performance of the obligations hereunder or thereunder;

3.1.10	Events of Default: no event has occurred or circumstance arisen which, had the Bonds already been issued, could reasonably be expected to (whether or not with the giving of notice and/or the passage of time and/or the fulfilment of any other requirement) constitute an event described under “Events of Default” in the Terms and Conditions; and

3.1.11	No Registration Required: The offer and issuance by the Issuer of the Bonds in the manner contemplated by this Agreement is being made pursuant to Regulation S under the U.S. Securities Act of 1933 (the “Securities Act”) and is therefore exempt from registration under the Securities Act.

3.2	CNR representations and warranties: The Major Shareholders represent, warrant and undertake to the Investor that:

3.2.1	Incorporation: (i) each of CNR and each of its subsidiaries (collectively, the “Group”, and each, a “Group Company”) is a company duly incorporated or established and validly existing under the laws of its jurisdiction of incorporation, is in compliance with all laws and regulations to which it is subject, is not in liquidation or receivership, has full power and authority to own its properties and to conduct its business and is lawfully qualified to do business in those jurisdictions in which business is conducted by it and (ii) each of CNR and each Subsidiary Guarantor (as defined in the CNR Subscription Agreement) has full power and authority to enter into and perform its obligations under the CNR Transaction Documents;

In this Agreement, “CNR Contracts” has the meaning given to “Contracts” in the subscription agreement entered into between CNR and the Issuer dated the date of this Agreement (the “CNR Subscription Agreement”) and “CNR Transaction Documents” has the meaning given to “Transaction Documents” in the CNR Subscription Agreement.

3.2.2	Validity, Authorisation and Enforcement of CNR Contracts: the CNR Contracts have been duly authorised, executed and delivered by each of CNR and the Subsidiary Guarantors to which it is party and constitute valid and legally binding obligations of CNR and Subsidiary Guarantors, respectively, and enforceable against CNR and each Subsidiary Guarantor in accordance with their respective terms;

3.2.3	Validity of the Convertible Bonds and the Warrants: the Convertible Bonds and the Warrants have been duly authorised by CNR and, when delivered on the Closing Date in accordance with the CNR Transaction Documents, the Convertible Bonds and the Warrants will be duly executed, authenticated and delivered, and constitute valid and legally binding obligations of CNR, enforceable against CNR in accordance with its terms;

3.2.4	Status of the Convertible Bonds: the Convertible Bonds will constitute direct, secured, unconditional and unsubordinated obligations of CNR and will at all times rank at least pari passu with all other present and future unsecured obligations of CNR other than those preferred by statute or applicable law;

3.2.5

Authorised Share Capital: CNR has, or prior to the Closing Date will have, sufficient authorised but unissued share capital to satisfy (a) the issue of such number of Conversion Shares as would be required to be issued on conversion of all the Convertible Bonds at the initial conversion price and (b) the issue of such number of Exercise Shares as would be required to be issued on exercise of all the Warrants at the initial exercise price. CNR shall maintain at all times sufficient authorised but unissued share capital to satisfy the issue of Conversion Shares at the prevailing conversion price of the Convertible Bonds and Exercise Shares at the prevailing exercise price of the Warrants;

3.2.6	Conversion Shares and Exercise Shares: the Conversion Shares and the Exercise Shares, when allotted, issued and delivered in the manner contemplated by the Convertible Bonds and the Warrants respectively (and in the case of the Exercise Shares, upon receipt by the Issuer of the exercise price called for in the Warrants):

(i)	will be duly and validly issued, fully-paid and non-assessable;

(ii)

will rank pari passu and carry the same rights and privileges in all respects as any other class of the ordinary share capital of CNR and shall be entitled to all dividends and other distributions declared, paid or made thereon;

(iii)	subject to any restriction under the US securities laws, will be freely transferable, free and clear of all liens, charges, encumbrances, security interests or claims of third parties and will not be subject to calls for further funds; and

(iv)	subject to registration pursuant to the Registration Rights Agreement, duly listed, and admitted to trading, on the NYSE MKT;

3.2.7	Pre-emptive Rights and Options:

(i)	the issue of the Convertible Bonds, the Warrants, the Conversion Shares and the Exercise Shares will not be subject to any pre-emptive or similar rights;

(ii)	except for the unexercised warrants issued on 11 May 2011 by CNR to the public where a Form F-3 has been filed and to Zhong Ying on 16 August 2011 which issue was made pursuant to Regulation S under the Securities Act:

(a)

there are no outstanding securities issued by CNR or any other Group Company convertible into or exchangeable for, or warrants, rights or options, or agreements to grant warrants, rights or options, to purchase or to subscribe for, shares of CNR or any other Group Company;

(b)

save for the employee stock option scheme as approved by CNR, there are no other or similar arrangements approved by the board of directors of CNR or any other Group Company or a general meeting of shareholders of CNR or any other Group Company providing for the issue or purchase of, or subscription for, Shares or securities issued by CNR or any other Group Company convertible into or exchangeable for, or warrants, rights or options, or agreements to grant warrants, rights or options, to purchase or to subscribe for, shares of CNR or any other Group Company; and

(c)	no unissued share capital of CNR or any other Group Company is under option or agreed conditionally or unconditionally to be put under option;

3.2.8	Restrictions: there are no restrictions on transfers of the Convertible Bonds or the Warrants or the voting or transfer of any of the Shares (including Conversion Shares and Exercise Shares) or payments of dividends with respect to the Shares (including Conversion Shares and Exercise Shares) pursuant to CNR’s constitutional documents, or pursuant to any agreement or other instrument to which CNR is a party or by which it may be bound;

3.2.9	Capitalisation: all the outstanding shares, capital stock and other equity interests of CNR and each other Group Company have been duly and validly authorised and issued, are fully paid and non-assessable, and were issued in compliance with applicable laws; all such shares, capital stock and equity interests of the other Group Companies are owned directly or indirectly by CNR, free and clear of all liens, charges, encumbrances, security interests, claims of any third party, restrictions on transfer or restrictions on voting; and all such shares, capital stock and equity interests of CNR were issued in accordance with the registration or qualification provisions of the Securities Act and any relevant blue sky laws of the United States or pursuant to valid exemptions therefrom and were issued in compliance with other applicable laws;

3.2.10

 Laws and Listing Rules: each of CNR and the other Group Companies, and their respective directors and officers is in compliance with and will comply with all applicable laws (including, but not limited to, federal and state securities laws) and the applicable rules and regulations of the NYSE MKT (the “Listing Rules”) and CNR will comply with all applicable laws and the applicable requirements of the Listing Rules in connection with the issue, offering and sale of the Convertible Bonds and the Warrants and the issue of the Conversion Shares and the Exercise Shares except where breach of this provision would not have a Material Adverse Effect (as defined in Clause 3.2.19 below);

3.2.11	Consents: subject to the relief from shareholders approval to be obtained from the NYSE MKT under the AMEX Company Guide, no consent, clearance, approval, authorisation, order, registration or qualification of or with any court, governmental agency or regulatory or self-regulatory body having jurisdiction over CNR is required and no other action or thing is required to be taken, fulfilled or done (including without limitation the obtaining of any consent or licence or the making of any filing or registration) for the execution and delivery by each of CNR and the Subsidiary Guarantors of the CNR Contracts to which it is party, the issue, sale and delivery of the Convertible Bonds or the Warrants, the issue of the Conversion Shares or the Exercise Shares to the Investor, the carrying out of the other transactions contemplated by the CNR Transaction Documents, the Convertible Bonds or the Warrants, or the compliance by CNR with the Terms and Conditions or the terms of the Warrant Instrument, except for (a) all of those which have been, or will prior to the Closing Date be, obtained and are, or will on the Closing Date be, in full force and effect, (b) the filing with the U.S. Securities and Exchange Commission (the “SEC”) of one or more registration statements in accordance with the requirements of the Registration Rights Agreement, (c) the filing, as applicable, with the Financial Industry Regulatory Authority in connection with the such registration statement, (d) the filing of a listing application for the Conversion Shares and the Exercise Shares, as may apply, with the NYSE MKT, which shall be done pursuant to the rules and regulations of NYSE MKT; and (e) such filings as may be required under blue sky or state securities laws. To the best knowledge, information and belief of CNR (after due inquiry), CNR is unaware of any facts or circumstances that might prevent CNR from obtaining or effecting any of the registration, application or filings pursuant to the preceding sentence. CNR is not in violation of the listing requirements of the NYSE MKT and has no knowledge of any facts that would reasonably lead to delisting or suspension of the Shares in the foreseeable future. The issuance by CNR of the Conversion Shares and the Exercise Shares shall not have the effect of delisting or suspending the Shares from the NYSE MKT;

3.2.12	Compliance: the execution, delivery and performance of the CNR Contracts, the issue and delivery of the Convertible Bonds and the Warrants, the issue of the Conversion Shares and the Exercise Shares, the carrying out of the other transactions contemplated by the CNR Transaction Documents and the compliance by CNR with the Terms and Conditions and the terms of the Warrant Instrument do not and will not:

(i)

conflict with or result in a breach of any of the terms or provisions of, or constitute a default (nor has any event occurred which, with the giving of notice and/or the passage of time and/or the fulfilment of any other requirement would result in a default by CNR or any other Group Company under, (a) the documents constituting CNR or the Subsidiary Guarantors, or (b) any indenture, contract, lease, mortgage, deed of trust, note agreement, loan agreement or other agreement, obligation, condition, covenant or instrument to which CNR or any other Group Company is a party or by which any of their respective assets are bound (collectively, the “Existing Obligations”) which, in the case of (b) only, has had or reasonably could be expected to have a Material Adverse Effect; or

(ii)	infringe any existing applicable law, rule, regulation (including foreign, federal and state securities laws and regulations), judgment, order, authorisation or decree of any government, governmental or regulatory body or court, domestic or foreign, having jurisdiction over CNR or any other Group Company or any of their respective assets; or

(iii)	infringe the rules and regulations of any stock exchange on which securities of CNR are listed;

3.2.13	Constitution: the copy of CNR’s memorandum and articles of association (“Constitution”) attached to the Form 20-F filed with the SEC on 16 July 2012 is a true, accurate and up-to-date copy of the original, which has been validly adopted in accordance with the laws of the British Virgin Islands;

3.2.14	Financial Statements:

During the three (3) years prior to the date hereof, CNR has timely filed all reports, schedules, forms, statements and other documents required to be filed by it with the SEC pursuant to the reporting requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) (all of the foregoing filed prior to the date hereof or prior to the date of the Closing, and all exhibits included therein and financial statements, notes and schedules thereto and documents incorporated by reference therein being hereinafter referred to as the “SEC Documents”). CNR has delivered to the Investor or its representatives true, correct and complete copies of the SEC Documents not available on the EDGAR system. As of their respective filing dates, the SEC Documents complied in all material respects with the requirements of the Exchange Act and the rules and regulations of the SEC promulgated thereunder applicable to the SEC Documents, and none of the SEC Documents, at the time they were filed with the SEC, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. As of their respective filing dates, the financial statements of CNR included in the SEC Documents complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto as in effect at the time of filing. Such financial statements have been prepared in accordance with the International Financial Reporting Standards (“IFRS”), during the periods involved (except (i) as may be otherwise indicated in such financial statements or the notes thereto, or (ii) in the case of unaudited interim statements, to the extent they may exclude footnotes or may be condensed or summary statements) and fairly present in all material respects the financial position of CNR as of the dates thereof and the results of its operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments);

Except as disclosed in the SEC Documents, neither CNR nor any of the Group Companies has, since 31 March 2012, (a) entered into any transactions, (b) entered into or assumed any contract, (c) incurred, assumed or acquired any liability (including contingent liability) or other obligation, (d) acquired or disposed of, or agreed to acquire or dispose of, any business or any other asset, (e) cancelled, waived, released or discounted in whole or in part any debts or claims, or (f) taken on or become subject to any contingent liability, in each case, which were not in the ordinary course of business. Since 31 March 2012, there has not been any event or condition of any type that has had or reasonably could be expected to have a Material Adverse Effect;

3.2.15	Internal Accounting and Disclosure Controls: CNR and each other Group Company maintain a system of internal control and accounting controls sufficient to provide reasonable assurances that:

(i)	transactions are executed in accordance with management’s general or specific authorisations and in compliance with applicable laws, rules and regulations (including without limitation the Listing Rules);

(ii)	transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain asset accountability;

(iii)	access to material assets is permitted only in accordance with management’s general or specific authorisation;

(iv)	the recorded accountability for material assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences; and

(v)

each of CNR and each other Group Company has made and kept books, records and accounts which, in reasonable detail, accurately and fairly reflect the transactions and dispositions of assets of such entity and provide a sufficient basis for the preparation of CNR’s consolidated financial statements in accordance with IFRS.

CNR maintains disclosure controls and procedures (as such term is defined in Rule 13a-14 under the Exchange Act) that are effective in ensuring that information required to be disclosed by CNR in the reports that it files or submits under the Exchange Act is recorded, processed, summarised and reported, within the time periods specified in the rules and forms of the SEC, including, without limitation, controls and procedures designed in to ensure that information required to be disclosed by CNR in the reports that it files or submits under the Exchange Act is accumulated and communicated to CNR’s management, including its principal executive officer or officers and its principal financial officer or officers, as appropriate, to allow timely decisions regarding required disclosure;

3.2.16	Contingent Liabilities: there are no outstanding guarantees or contingent payment obligations of CNR and each other Group Company in respect of indebtedness of third parties other than those disclosed in the financial statements referred to in Clause 3.2.14; CNR and each other Group Company is in compliance with all of its obligations under any outstanding guarantees or contingent payment obligations as disclosed in the financial statements referred to in Clause 3.2.14. There are no outstanding guarantees or contingent payment obligations that is required to be disclosed by CNR in its Exchange Act filings and is not so disclosed or that otherwise would be reasonably likely to have a Material Adverse Effect;

3.2.17

 Off-balance Sheet Arrangements: neither CNR nor any other Group Company has any off-balance sheet transactions which, individually or in the aggregate, would, or is likely to, have a Material Adverse Effect and neither CNR nor any other Group Company has any relationships with unconsolidated entities that are contractually limited to narrow activities that facilitate the transfer of or access to assets by CNR, or any other Group Company, such as structured finance entities and special purpose entities that could have a material adverse effect on the liquidity of CNR or any other Group Company or the availability thereof or the requirements of CNR or any other Group Company for capital resources. There is no transaction, arrangement, or other relationship between CNR and an unconsolidated or other off balance sheet entity that is required to be disclosed by CNR in its Exchange Act filings and is not so disclosed or that otherwise would be reasonably likely to have a Material Adverse Effect;

3.2.18

 Title: each of CNR and each other Group Company has good title to all real property, personal property and any other assets owned by it or any rights or interests thereto, in each case as is necessary to conduct the business now operated by it (“Assets”); and there are no charges, liens, encumbrances or other security interests or third party rights or interests, conditions, planning consents, orders, regulations, defects or other restrictions affecting any of such Assets which could have a material adverse effect on the value of such Assets, or limit, restrict or otherwise have a material adverse effect on the ability of CNR or any other relevant Group Company to utilise or develop any such Assets and, where any such Assets are held under lease, each lease is a legal, valid, subsisting and enforceable lease;

3.2.19	Approvals:

(i)	save for the listing approval of the Shares to be issued on conversion of the Convertible Bonds and the exercise of the Warrants, the Issuer, CNR and each other Group Company possess all certificates, authorisations, licences, orders, consents, approvals and permits (“Approvals”) issued by, and has made all declarations and filings with, all appropriate national, state, local and other governmental and regulatory or self-regulatory agencies and bodies, all exchanges and all courts and other tribunals, domestic and foreign, necessary to own or lease, as the case may be, and to operate its assets and to conduct the business now operated by them;

(ii)	CNR and each other Group Company are in compliance with the terms and conditions of all such Approvals;

(iii)	all of such Approvals are valid and in full force and effect; and

(iv)	neither CNR nor any other Group Company has received any notice of proceedings relating to the revocation or modification of any such Approvals or is otherwise aware that any such revocation or modification is contemplated or threatened, except for any non-possession, non-compliance, invalidity, revocation, modification or proceedings (that if determined adversely to CNR or any other Group Company) would not individually or in the aggregate (a) have a material adverse effect on the condition (financial or otherwise), prospects, results of operations, general affairs or assets of CNR or of any other Group Company taken as a whole, or (b) materially and adversely affect the ability of CNR or any Subsidiary Guarantor to perform any of their obligations under the Transaction Documents (a “Material Adverse Effect”);

3.2.20	No Suspension: during the three (3) years prior to the date hereof, (i) the Shares have been listed on the NYSE MKT, (ii) trading in the Shares has not been suspended by the SEC or the NYSE MKT since the listing on the NYSE MKT and (iii) CNR has received no communication, written or oral, from the SEC or the NYSE MKT regarding the suspension or delisting of the Shares from the NYSE MKT;

3.2.21	Taxes and Assessments:

(i)	all returns, reports and filings which ought to have been made by or in respect of CNR and each other Group Company for taxation purposes have been made and all such returns, reports and filings are correct in all material respects and on a proper basis and are not the subject of any dispute with the relevant revenue or other appropriate authorities and to the best knowledge, information and belief of CNR (after due inquiry) do not reveal any circumstances likely to give rise to any such dispute and the provisions, charges, accruals and reserves included in the financial statements are sufficient to cover all taxation of CNR and each other Group Company existing in all accounting periods ended on or before the accounting reference date to which the financial statements relate whether payable then or at any time thereafter. No liability for tax which has not been provided for in the financial statements of CNR or any other Group Company has arisen or has been asserted by the tax authorities against CNR or any other Group Company which would have a Material Adverse Effect;

(ii)	CNR and each other Group Company have duly and in a timely manner paid all taxes that have become due, including, without limitation, all taxes reflected in the tax returns referred to in sub-Clause (i) above, or any assessment, proposed assessment, or notice, either formal or informal, received by the relevant Group Company except for any such taxes that are being contested in good faith and by appropriate proceedings or where the failure to file or make payment would not, individually or in the aggregate, have a Material Adverse Effect;

3.2.22	Taxes/Duties: no tax or duty (including any stamp or issuance or transfer tax or duty, any service tax and any tax or duty on capital gains or income, whether chargeable on a withholding basis or otherwise) is assessable or payable in, and no withholding or deduction for any taxes, duties, assessments or governmental charges of whatever nature is imposed or made for or on account of any income, registration, transfer, service or turnover taxes, customs or other duties or taxes of any kind, levied, collected, withheld or assessed by or within, the United States, the British Virgin Islands or Hong Kong or any other relevant jurisdiction or by any sub-division of or authority therein or thereof having power to tax, in connection with the creation, issue or offering of the Convertible Bonds, the Conversion Shares, the Warrants or the Exercise Shares or the execution or delivery of the CNR Contracts, the Convertible Bonds or the Warrants or the performance of the obligations hereunder or thereunder (including, without limitation, issuance of the Conversion Shares and the Exercise Shares and payment of any bonus thereunder);

3.2.23

 Litigation: there are no pending actions, suits or proceedings against or affecting CNR or any other Group Company or any of their respective assets, which if determined adversely to CNR or any other Group Company would individually or in the aggregate have a Material Adverse Effect and, to the best knowledge, information and belief of CNR (after due enquiry), no such actions, suits or proceedings are threatened or contemplated;

3.2.24

 Investigation: to the best knowledge, information and belief of CNR (after due enquiry), there are no police, legal, governmental, NYSE MKT, regulatory or self-regulatory inquiry or investigations nor any pending actions, suits or proceedings against or affecting CNR or any other Group Company or any of their respective directors or officers

(in their capacities as such), or assets, which, if determined adversely to CNR or any other Group Company or any of their respective directors, officers or assets, would individually or in the aggregate have a Material Adverse Effect, or which are otherwise material in the context of the issue of the Convertible Bonds and the Warrants and no such investigations, actions, suits or proceedings are threatened or contemplated;

3.2.25	Environmental laws: CNR and each other Group Company (i) has received, is in compliance with and will comply with all necessary permits, licences or other approvals required of it under applicable Environmental Laws to conduct its businesses and (ii) has not received notice of any actual or potential liability under any Environmental Law, except where such non-compliance with Environmental Laws, failure to receive required permits, licences or other approvals, or liability would not, individually or in the aggregate, have a Material Adverse Effect.

For the purpose of this Clause 3.2.25, “Environmental Laws” means any and all supra-national, national, state, local and foreign statutes, laws, regulations, ordinances, rules, judgments, orders, decrees, permits, concessions, grants, franchises, licences, agreements or other governmental restrictions relating to the protection of the environment (including, without limitation, human, animal and plant life, ambient air, surface water, ground water, or land), the protection of property and proprietary rights or for the compensation of harm to the environment whether by clean-up, remediation, containment or other treatment or the payment of monies to any competent authority.

In the ordinary and usual course of its business CNR and each other Group Company periodically reviews the effect of Environmental Laws on its business, operations and properties, in the course of which it identifies and evaluates associated costs and liabilities (including, without limitation, any capital or operating expenditures required for clean-up, closure of properties or compliance with Environmental Laws, or any permit, licence or approval, any related constraints on operating activities and any potential liabilities to third parties); on the basis of such review, CNR has reasonably concluded that such associated costs and liabilities would not, individually or in the aggregate, have a Material Adverse Effect.

3.2.26	Insurance: CNR and each other Group Company have in place all insurance policies necessary for the conduct of their businesses as currently operated and for compliance with all requirements of law, such policies are in full force and effect, and all premiums with respect thereto have been paid, and no notice of cancellation or termination has been received with respect to any such policy, and CNR and each other Group Company have complied in all material respects with the terms and conditions of such policies, except where breach of this provision would not have a Material Adverse Effect;

3.2.27

 Intellectual Property: CNR and each other Group Company own or possess, or can acquire on reasonable terms, adequate patents, patent rights, licences, inventions, copyrights, know-how (including trade secrets and other unpatented and/or unpatentable proprietary or confidential information, systems or procedures), trademarks, service marks, trade names or other intellectual property (collectively, “Intellectual Property”) necessary to carry on the business now operated by them in each country in which they operate, and neither CNR nor any other Group Company has received any notice or, to the best knowledge, information and belief of CNR (after due enquiry), is otherwise aware of any infringement of or conflict in any jurisdiction with asserted rights of others with respect to any Intellectual Property or of any facts or circumstances which would render any Intellectual Property invalid or inadequate to protect the interest of CNR or any other Group Company therein, and which infringement or conflict (if the subject of any unfavourable decision, ruling or finding) or invalidity or inadequacy, individually or in the aggregate, would have a Material Adverse Effect;

3.2.28	Related Party Transactions: neither CNR nor any other Group Company is engaged in any transactions with any related party on terms that are less favourable to CNR or the other relevant Group Company than those available from other parties on an arm’s-length basis and such transactions as described in the audited consolidated financial statements of CNR are true, complete and accurate and not misleading in any material respect. All related party transactions, as defined in Regulation S-K under the Exchange Act, required to be disclosed in the Form 20-F filed with the SEC on 16 July 2012 have been so disclosed. All related party transactions have been negotiated in good faith and on an arm’s length basis;

3.2.29	Events of Default: no event has occurred or circumstance arisen which, had the Convertible Bonds or the Warrants already been issued, could reasonably be expected to (whether or not with the giving of notice and/or the passage of time and/or the fulfilment of any other requirement): (i) constitute an event described under “Events of Default” in the Terms and Conditions; or (ii) require an adjustment of the initial conversion price of the Convertible Bonds or the initial exercise price of the Warrants;

3.2.30	Labour Disputes: no material labour dispute with the employees of CNR or any other Group Company exists or, to the best knowledge, information and belief of CNR (after due inquiry), is imminent. To the best knowledge, information and belief of CNR (after due inquiry), CNR is not aware of any existing or labour disturbance by the employees of any of the Group Company’s principal suppliers, manufacturers or contractors which could result in a Material Adverse Effect;

3.2.31

 Information: all information supplied or disclosed in writing or orally by CNR, each other Group Company and their respective representatives to the Issuer or the Investor, its agents or professional advisers is in every material respect true and accurate and not misleading in any respect and all forecasts, opinions and estimates relating to CNR and each other Group Company so supplied or disclosed have been made after due, careful and proper consideration, are based on reasonable assumptions and represent reasonable and fair expectations honestly held based on facts known to such persons (or any of them); there has been no development or occurrence relating to the financial or business condition or prospects of CNR or any other Group Company (including, without limitation, with respect to any corporate event, acquisition, disposal or related matter) which is not in the public domain and which would reasonably be expected to be material to the Issuer or the Investor; and CNR has disclosed all information regarding the financial or business condition or prospects of the Group, which is relevant and material in relation to the Group, in the context of the issue or offering of the Convertible Bonds or the Warrants;

3.2.32	Anti-Money Laundering: the operations of CNR and each other Group Company are and have been conducted at all times in compliance with all applicable anti-money laundering laws, regulations, rules and guidelines in its jurisdiction of incorporation and in each other jurisdiction in which such entity, as the case may be, conducts business (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court or governmental or regulatory agency, authority or body or any arbitrator involving CNR or any other Group Company with respect to any of the Money Laundering Laws is pending or, to the best knowledge, information and belief of CNR (after due enquiry), threatened or contemplated;

3.2.33	Foreign Corrupt Practices: neither CNR nor any other Group Company nor, any director, officer or to the best knowledge, information and belief of CNR (after due enquiry), any director, officer, agent, employee, Affiliate or other person acting on behalf of CNR or any other Group Company, is aware of or has taken any action, directly or indirectly, that would result in a violation by such persons of:

(i)	the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (the “FCPA”), including, without limitation, making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorisation of the payment of any money, or other property, gift, promise to give, or authorisation of the giving of anything of value to any “foreign official” (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the FCPA; or

(ii)	any provision of equivalent laws of any other jurisdiction in which CNR or any other Group Company conducts its business or operations,

and, to the best knowledge, information and belief of CNR (after due enquiry), its Affiliates have conducted their businesses in compliance with the FCPA and such other equivalent laws and have instituted and maintain policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance therewith;

3.2.34	Sanctions administered by OFAC: neither CNR nor any other Group Company nor, to the best knowledge, information and belief of CNR (after due enquiry), any director, officer, agent, employee, Affiliate or other person acting on behalf of CNR or any other Group Company, is an individual or entity (“Person”) that is, or is owned or controlled by a Person that is currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”) or any sanctions administered by the European Union or the United Nations (collectively, the “Sanctions”) or located, organised or resident in a country or territory that is the subject of Sanctions;

3.2.35	Other Transactions: neither CNR nor any other Group Company are party to any other transaction which, if executed in accordance with its terms, has or would have a Material Adverse Effect;

3.2.36	Use of Proceeds: the use by CNR or any other Group Company of the proceeds from the issue of the Convertible Bonds and the Warrants for general corporate purposes of CNR will not violate any existing laws or regulations of any relevant jurisdiction;

3.2.37	Manipulation of Price: CNR has not, and to the best of the Major Shareholders’ knowledge, information and belief (after due inquiry) no one acting on its behalf has, (i) taken, directly or indirectly, any action designed to cause or to result, or that could reasonably be expected to cause or result, in the stabilisation or manipulation of the price of any security of CNR to facilitate the sale or resale of any of the Convertible Bonds, Warrants, Conversion Shares or Exercise Shares, (ii) sold, bid for, purchased, or paid any compensation for soliciting purchases of, any of the Convertible Bonds, the Warrants, the Conversion Shares or the Exercise Shares or (iii) paid or agreed to pay to any person any compensation for soliciting another to purchase any other securities of CNR;

3.2.38	No General Solicitation: neither CNR, nor any of its Affiliates, nor any person acting on its or their behalf, has engaged in any form of general solicitation or general advertising (within the meaning of Regulation D under the Securities Act (“Regulation D”)) in connection with the offer or sale of the Convertible Bonds, the Warrants, the Conversion Shares or the Exercise Shares;

3.2.39	No Integrated Offering: neither CNR, nor any of its Affiliates, nor any person acting on their behalf has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security, under circumstances that would require registration of any of the Convertible Bonds, the Warrants, the Conversion Shares or the Exercise Shares under the Securities Act or cause this issue of Convertible Bonds, the Warrants, the Conversion Shares and the Exercise Shares to be integrated with prior offerings by CNR for purposes of the Securities Act or any applicable shareholder approval provisions, including, without limitation, under the rules and regulations of any exchange or automated quotation system on which any of the securities of CNR are listed or designated. Neither CNR, nor any of its Affiliates, nor any person acting on their behalf will take any action or steps referred to in the preceding sentence that would require registration of any of the Convertible Bonds, the Warrants, the Conversion Shares and the Exercise Shares under the Securities Act or cause the issue of the Convertible Bonds, the Warrants, the Conversion Shares and the Exercise Shares to be integrated with other offerings;

3.2.40	No Registration Required: the offer and issuance by CNR of the Convertible Bonds, Warrants, Conversion Shares or Exercise Shares, as applicable, to the Issuer in the manner contemplated by the CNR Subscription Agreement is exempt from registration under the Securities Act;

3.2.41	Investment Company Status: CNR is not, and upon consummation of the sale of the securities contemplated herein will not be, an “investment company”, a company controlled by an “investment company” or an “affiliated person” of, or “promoter” or “principal underwriter” for, an “investment company” as such terms are defined in the U.S. Investment Company Act of 1940, as amended;

3.2.42	U.S. Real Property Holding Corporation: CNR is not, has never been, and so long as any Convertible Bonds or Warrants remain outstanding, shall not become a U.S. real property holding corporation within the meaning of Section 897 of the United States Internal Revenue Code of 1986, as amended, and CNR shall so certify upon the Investor’s request;

3.2.43	Compliance with the Sarbanes-Oxley Act of 2002: CNR is in compliance with any and all applicable requirements of the Sarbanes-Oxley Act of 2002 that are effective as to CNR as of the date hereof, and any and all applicable rules and regulations promulgated by the SEC thereunder that are effective as of the date hereof; and

3.2.44	Form F-3 Eligibility: for so long as the Shares are listed on the NYSE MKT and except in the circumstances referred to in Condition 6(F)(1)(vii) of the terms and conditions of the Convertible Bonds, CNR is eligible to register the Conversion Shares and the Exercise Shares for resale by the Investor using Form F-3 promulgated under the Securities Act which is contemplated in the Registration Rights Agreement.

3.3	Repetition: Subject to Clause 9, the representations and warranties contained in, or given pursuant to, Clauses 3.1 and 3.2 shall be made on the date of this Agreement and be deemed to have been repeated on the Closing Date taking into account facts and circumstances subsisting on the Closing Date.

3.4	Indemnity: The commitment of the Investor under this Agreement is being made on the basis of the foregoing representations, warranties, undertakings and agreements of the Major Shareholders and the Issuer with the intention that such representations and warranties shall be and remain true and accurate in all respects on the date of this Agreement and on the Closing Date with reference to the facts and circumstances then subsisting and that the undertakings and agreements shall have been performed on or before the Closing Date and the Issuer undertakes (failing whom the Major Shareholders each undertakes) to pay, to the maximum extent permitted under all applicable laws, the Investor on demand an amount, on an after tax basis, which is equal to any liability, damages, cost, claim, loss or expenses (including, without limitation, legal fees, costs and expenses) (a “Loss”) which equals or exceeds RMB1,000,000 or its equivalent in other currencies incurred by the Investor or any of its subsidiaries, Affiliates or any person who controls any of them or any of their respective directors, officers, employees or agents (each a “Relevant Party”, together the “Relevant Parties”) in respect of or in connection with any breach or alleged breach of any of the representations, warranties, undertakings or agreements contained in, or deemed to be made pursuant to, this Agreement or any certificate issued by the Major Shareholders or the Issuer; or respective directors or officers to comply with any requirements of statute or regulation in relation to the sale of the Bonds. A Loss shall include (without limitation) all Losses which a Relevant Party may incur in investigating, preparing, disputing or defending, or providing evidence in connection with, any litigation, claim, action, proceeding, investigation, demand, judgment or award (each a “Claim”) (whether or not a Relevant Party is an actual or potential party to such Claim) or in establishing any Claim or mitigating any Loss on its part or otherwise enforcing its rights under this Clause 3.4, which shall be additional and without prejudice to any rights which a Relevant Party may have at common law or otherwise except, only in the case of a Loss incurred in relation to a Relevant Party’s investigation, preparation or defence of a Claim, to the extent that such Loss was caused by the Relevant Party’s own gross negligence, wilful misconduct or fraud. The Investor shall not have any duty or obligation, whether as fiduciary or trustee for any Relevant Party or otherwise, to recover any such payment or to account to any other person for any amounts paid to it under this Clause.

4	Undertakings of the Issuer and the Major Shareholders

The Major Shareholders and the Issuer undertake with the Investor to comply with the following obligations:

4.1	Taxes: the Issuer (failing whom the Major Shareholders) shall pay:

(i)	any stamp, issue, registration, documentary or other taxes and duties, including interest and penalties in the Hong Kong, United States and the British Virgin Islands and all other relevant jurisdictions payable on or in connection with the creation, issue and offering of the Bonds or the execution or delivery of this Agreement or the Bonds; and

(ii)	in addition to any amount payable by it under this Agreement, any value added, service, turnover or similar tax payable in respect thereof (and references in this Agreement to such amount shall be deemed to include any such taxes so payable in addition to it);

4.2	Warranties: the Major Shareholders and the Issuer shall forthwith notify the Investor if at any time prior to payment of the Subscription Price (as defined below) to the Issuer on the Closing Date anything occurs which renders or may render untrue or incorrect in any respect any of its representations, warranties, undertakings, agreements and indemnities herein and will forthwith take such steps as the Investor may reasonably require to remedy and/or publicise the fact;

4.3	Use of Proceeds: the Issuer shall use the net proceeds from the issue of the Bonds to fund the subscription price of the Convertible Bonds and the issuance of the Convertible Bonds;

4.4	Announcements: subject to Clause 5.1.3, between the date hereof and a period of the earlier of (a) 20 days after the Closing Date and (b) the Termination Date (both dates inclusive), the Major Shareholders and the Issuer shall, and shall cause the other Group Companies and their Affiliates and all other parties acting on its or their behalf to, notify and consult with the Investor (unless prevented by applicable law or regulations) prior to issuing any announcement concerning, or which could be material in the context of, the offering and distribution of the Bonds, the Convertible Bonds or the Warrants, and shall take into account such requests as the Investor shall reasonably make with respect to such announcements;

4.5	Form D and Blue Sky Laws: the Major Shareholders will procure that (a) CNR shall file a Form D as required under the applicable requirements of Regulation D with respect to the Convertible Bonds, the Warrants, the Conversion Shares and the Exercise Shares and shall provide a copy thereof to the Investor promptly after such filing; and (b) CNR shall make all filings and reports relating to the offer and sale of the Convertible Bonds, the Warrants, the Conversion Shares and the Exercise Shares required under applicable securities or blue sky laws of the states of the United States following the Closing Date;

4.6	Form F-3 Eligibility and Reporting Status: the Major Shareholders will procure that, until the date on which the Issuer shall have sold all the Conversion Shares and the Exercise Shares and none of the Convertible Bonds or Warrants is outstanding,

(a)	for so long as the Shares are listed on the NYSE MKT and except in the circumstances referred to in Condition 6(F)(1)(vii) of the terms and conditions of the Convertible Bonds, CNR shall timely file all reports required to be filed with the SEC pursuant to the Exchange Act; and CNR shall take all actions necessary to maintain its eligibility to register the Conversion Shares and the Exercise Shares for resale by the Issuer on Form F-3 promulgated under the Securities Act which is contemplated in the Registration Rights Agreement; and

(b)	for so long as the Shares are listed on a Relevant Stock Exchange as defined in the terms and conditions of the Convertible Bonds, CNR shall timely comply with all filing and reporting requirements and take all actions necessary to maintain its eligibility to register the Conversion Shares and Exercise Shares, for resale under relevant regulations.

5	Conditions Precedent

5.1	The obligations of the Investor to subscribe and pay for the Bonds are subject to the fulfilment, prior to or simultaneously at Closing, of the following conditions to the satisfaction of the Investor:

5.1.1	Compliance: at the Closing Date:

(i)	the representations and warranties of the Major Shareholders and the Issuer in this Agreement being true, accurate and correct in all respects and not misleading in any respect at, and as if made on, such date;

(ii)	the Major Shareholders and the Issuer having performed all of their respective obligations under this Agreement to be performed on or before such date; and

(iii)	there having been delivered to the Investor a certificate in the form attached as Schedule 1, dated as of such date, of a duly authorised officer of the Issuer to such effect;

5.1.2	Security: on the Closing Date, the Investor shall have received the Security Documents in each case in form and substance satisfactory to the Investor, each duly executed by the relevant parties except for the Investor;

5.1.3	Disclosure of the Transaction: on or before 8:30 a.m., New York City time, on the first Business Day following the date of this Agreement, CNR shall issue a press release and file a Report on a Form 6-K describing the terms of the transactions contemplated by the Transaction Documents in the form required by the Exchange Act and attaching the material Transaction Documents (including, without limitation, the form of the Convertible Bonds, the form of the Warrant Instrument and the form of the Registration Rights Agreement) as exhibits to such filing (including all attachments, the “6-K Filing”). For the purpose of this Agreement, “Business Day” means a day on which banks are open for business in Hong Kong, British Virgin Islands and New York City (excluding Saturdays, Sundays and public holidays).

5.1.4	Listing: the NYSE MKT having agreed to list the Conversion Shares upon conversion of the Convertible Bonds and the Exercise Shares upon exercise of the Warrants subject to any conditions reasonably satisfactory to the Investor;

5.1.5	No Suspension of Trading: the Shares (i) shall be listed on the NYSE MKT and (ii) shall not have been suspended, as of the Closing Date, by the SEC or the NYSE MKT from trading on the NYSE MKT nor shall suspension by the SEC or the NYSE MKT have been threatened, as of the Closing Date, either (a) in writing by the SEC or the NYSE MKT or (b) by falling below the minimum listing maintenance requirements of the NYSE MKT;

5.1.6	Material Adverse Change: up to the Closing Date, there shall not have occurred any change (nor any development or event involving a prospective change), which is materially adverse to the condition (financial or other), prospects, results of operations or general affairs of the Issuer, CNR or of any of the other Group Companies;

5.1.7	Other Consents: on or prior to the Closing Date, there shall have been delivered to the Investor copies of all consents and approvals required on the part of the Issuer in relation to the issue of the Bonds and the performance of its obligations under the Bonds and all the transactions contemplated under the Transaction Documents (including, without limitation, in relation to providing security for the Bonds and ensuring the unfettered right of the Investor to enforce such security), in each case in form and substance satisfactory to the Investor (including, without limitation, approval by the Issuer’s board of directors, shareholders and any relevant governmental or regulatory authorities);

5.1.8	Contracts: on or before the Closing Date, there having been delivered to the Investor each of the Contracts other than this Agreement, duly executed by each party thereto other than the Investor and copies of the CNR Contracts in the form reasonably satisfactory to the Investor;

5.1.9	Legal Opinions: on or before the Closing Date, there having been delivered to the Investor opinions, in form and substance satisfactory to the Investor, dated the Closing Date of:

(i)	legal opinions of Reed Smith Richards Butler, legal advisers to the Issuer as to the law of the United States;

(ii)	legal opinions of Conyers Dill & Pearman, legal advisers to the Issuer as to the law of the British Virgin Islands; and

(iii)	legal opinions of Reed Smith Richards Butler, legal advisers to the Issuer as to the law of Hong Kong.

5.2	Fulfilment: The Issuer shall use its best endeavours to ensure the fulfilment of the conditions set out in Clause 5.1 as soon as reasonably practicable.

5.3	Waiver: The Investor may, at its discretion and upon such terms as it thinks fit, waive compliance with the whole or any part of this Clause 5.

6	Closing

6.1	Obligations of the Issuer

6.1.1	On the Closing Date, the Issuer shall:

(i)	duly issue the Bonds in the aggregate principal amount of US$60,000,000 to the Investor; and

(ii)	procure entry in the Issuer’s register of bondholders of the name of the Investor to be the holder of the Bonds and deliver to or to the order of the Investor (i) a certificate, duly executed, representing the aggregate principal amount of the Bonds; and (ii) a certified true copy by an authorised signatory of the Issuer of the Issuer’s duly completed register of bondholders as at the Closing Date.

6.2	Obligations of the Investor

Against compliance with Clause 6.1 by the Issuer, the Investor shall pay an amount equal to 100 per cent. of the aggregate principal amount of the Bonds (the “Subscription Price”) less the Issuing Expenses (as defined in Clause 7.1 below) by wire transfer to the US dollar bank account in Hong Kong designated by the Issuer by notice in writing delivered to the Investor at least five Business Days prior to the Closing Date. Evidence of such payment shall be satisfied by the delivery to the Issuer of an irrevocable wiring instruction giving effect to the above and shall constitute a complete discharge of the Investor’s payment obligations hereunder.

7	Expenses and Payments

7.1	General Expenses: The Issuer (failing whom the Major Shareholders) is responsible for paying the (i) fees and expenses of the legal, accountancy and other professional advisers instructed by the Issuer in connection with the offer, creation and issue of the Bonds; and (ii) the costs incurred by it in connection with the preparation and execution of the Contracts. The fees and expenses incurred by the Investor (including, but not limited to, the due diligence costs conducted on the Issuer and CNR and all fees and expenses of the legal, accountancy, financial and other professional advisers instructed by the Investor) (such amount as notified in writing by the Investor to the Issuer prior to the Closing Date, the “Issuing Expenses”) shall be reimbursed by the Issuer to the Investor by way of a deduction to the amount payable by the Investor on Closing pursuant to Clause 6.2.

7.2	Payment: All payments due under this Agreement are to be made in US dollars and are stated exclusive of any applicable tax whether income taxes, withholding taxes, value added taxes, goods and services taxes, business or services taxes or similar taxes other than taxes imposed in respect of net income by a taxing jurisdiction wherein the recipient is incorporated or resident for tax purposes (“Taxes”). If any deduction or withholding for or on account of Taxes is required to be made from any payment to the Investor, then the Issuer shall pay an additional amount so that the Investor receives, free from any such withholding, deduction, assessment or levy, the full amount of the payments set out herein. The Issuer shall make appropriate payments and returns in respect of such Taxes and provide the Investor with an original or authenticated copy of the tax receipt.

8	Termination

8.1	Ability of Investor to Terminate: At any time prior to payment of the Subscription Price to the Issuer:

8.1.1	if there shall have come to the notice of the Investor any breach of, or any event rendering untrue or incorrect in any respect, any of the warranties, representations and undertakings contained in this Agreement or any failure to perform any of the Major Shareholders’ or the Issuer’s undertakings or agreements in this Agreement;

8.1.2	if any of the conditions specified in Clause 5 has not been satisfied, or waived by the Investor, on or prior to the Closing Date or if the CNR Subscription Agreement is terminated for any reason;

8.1.3	if in the reasonable opinion of the Investor, there shall have been, since the date of this Agreement, any change, or any development involving a prospective change, in national or international monetary, financial, political or economic conditions (including any disruption to trading generally, or trading in any securities of the Issuer on the NYSE MKT or currency exchange rates or foreign exchange controls such as would in its view, be likely to prejudice materially the success of the issue of the Bonds and distribution of the Bonds or dealings in the Bonds in the secondary market;

8.1.4	if, in the reasonable opinion of the Investor, there shall have occurred any of the following events: (i) a suspension or a material limitation in trading in securities generally on the NYSE MKT, and/or any other stock exchange on which CNR’s securities are traded; (ii) a suspension or a material limitation in trading in the Issuer’s securities on the NYSE MKT and/or any other stock exchange on which CNR’s securities are traded; (iii) a general moratorium on commercial banking activities in the United States, Hong Kong and/or the United Kingdom declared by the relevant authorities or a material disruption in commercial banking or securities settlement or clearance services in the United States, Hong Kong or the United Kingdom; or (iv) a change or development involving a prospective change in taxation affecting the Issuer, CNR, the Bonds, the Convertible Bonds, the Warrants, the Conversion Shares and the Exercise Shares or the transfer thereof;

8.1.5	if, in the reasonable opinion of the Investor, there shall have occurred any event or series of events (including the occurrence of any local, national or international outbreak or escalation of disaster, hostility, insurrection, armed conflict, act of terrorism, act of God or epidemic) as would in their view be likely to prejudice materially the success of the issue and distribution of the Bonds or dealings in the Bonds in the secondary market, then the Investor shall be entitled (but not bound) by notice to the Major Shareholders and the Issuer to elect to treat such event, breach or failure as terminating this Agreement notwithstanding any other provisions of this Agreement.

8.2	Ability of Issuer to Terminate: At any time prior to payment of the Subscription Price to the Issuer if there shall have come to the notice of the Issuer any breach of, or any event rendering untrue or incorrect in any respect, any of the warranties, representations and undertakings provided by the Investor in this Agreement or any failure to perform any of the Investor’s undertakings or agreements in this Agreement, then the Issuer shall be entitled (but not bound) by notice to the Investor to elect to treat such event, breach or failure as terminating this Agreement notwithstanding any other provisions of this Agreement.

8.3	Consequences of Termination: Upon such notice being given by the Investor or the Issuer pursuant to Clause 8.1 or Clause 8.2, this Agreement shall terminate and be of no further effect and no party shall be under any liability to any other in respect of this Agreement, except that the Major Shareholders and the Issuer, shall remain liable under Clause 14 which would have continued had the arrangements for the subscription and issue of the Bonds been completed. Any termination of this Agreement after the Closing Date shall not release a Party from any liability which at the time of termination has already accrued to another Party or which thereafter may accrue in respect of any act or omission prior to such termination and shall be without prejudice to any liability or obligation in respect of any matters, undertakings or conditions which shall not have been observed or performed by the relevant Party prior to such termination.

9	Survival of Representations and Obligations

The representations, warranties, agreements, undertakings and indemnities in this Agreement shall continue in full force and effect despite completion of the arrangements for the subscription and issue of the Bonds or any investigation made by or on behalf of the Investor.

10	Communications

10.1	Addresses: Any communication shall be given by letter or fax in the case of notices to the Issuer, to it at:

Willis Plus Limited

Suite 2208-14, 22/F Sun Life Tower

The Gateway

15 Canton Road

Tsim Sha Tsui, Kowloon

Hong Kong

Fax no.: +852 2317 5372

Attention: Claudia Lee

and in the case of notices to the Major Shareholders at:

Suite 2208-14, 22/F Sun Life Tower

The Gateway

15 Canton Road

Tsim Sha Tsui, Kowloon

Hong Kong

Fax no.: +852 2317 5372

Attention: Claudia Lee

and in the case of notices to the Investor at:

PA Universal Opportunity VII Limited

Commence Chambers, P.O. Box 2208

Road Town, Tortola

British Virgin Islands

Fax no.: +1 284 494 2889

Attention: Board of Directors

With a copy to:

c/o 15/F, AIA Central

1 Connaught Road Central

Hong Kong

Fax no.: +852 2918 0881

Attention: Jon Lewis

10.2	Effectiveness: Any such communication shall take effect, in the case of a letter, at the time of delivery, and in the case of fax, at the time of despatch.

10.3	Confirmations: Any communication not by letter shall be confirmed by letter but failure to send or receive the letter of confirmation shall not invalidate the original communication.

11	Assignment

The Investor may, upon giving written notice to the Major Shareholders and the Issuer, assign any or all of its rights and delegate or transfer any or all of its obligations under this Agreement to any person without the consent of the other Party to this Agreement. No Party may otherwise assign any of its rights or delegate or transfer any of its obligations under this Agreement without the prior written consent of the other Party to this Agreement.

12	Entire Agreement

This Agreement, together with any documents referred to in it, constitutes the whole agreement between the parties relating to the issue of and the subscription for the Bonds and supersedes and extinguishes any other prior drafts, agreements, undertakings, representations, warranties and arrangements of any nature, whether in writing or oral, relating to the issue of and the subscription for the Bonds.

13	Currency Indemnity

13.1	Currency of Account and Payment: US dollars (the “Contractual Currency”) is the sole currency of account and payment for all sums payable by the Major Shareholders and the Issuer under or in connection with this Agreement, including damages.

13.2	Extent of discharge: An amount received or recovered in a currency other than the Contractual Currency (whether as a result of, or of the enforcement of, a judgment or order of a court of any jurisdiction, in the insolvency, winding-up or dissolution of the Issuer or otherwise), by the Investor in respect of any sum expressed to be due to it from the Major Shareholders and the Issuer will only discharge the Major Shareholders and the Issuer to the extent of the Contractual Currency amount which the recipient is able to purchase with the amount so received or recovered in that other currency on the date of that receipt or recovery (or, if it is not practicable to make that purchase on that date, on the first date on which it is practicable to do so).

13.3	Indemnity: If that Contractual Currency amount able to be so purchased as provided for in Clause 13.2 is less than the Contractual Currency amount expressed to be due to the recipient under this Agreement, the Major Shareholders and the Issuer will indemnify it, to the maximum extent permitted under all applicable laws, against any loss sustained by it as a result. In any event, the Major Shareholders and the Issuer will indemnify the recipient against the cost of making any such purchase.

13.4	Indemnity separate: The indemnities in this Clause 13 and in Clause 3.4 constitute separate and independent obligations from the other obligations in this Agreement, will give rise to a separate and independent cause of action, will apply irrespective of any indulgence granted by the Investor and will continue in full force and effect despite any judgment, order, claim or proof for a liquidated amount in respect of any sum due under this Agreement or any other judgment or order.

14	Confidentiality

14.1	Obligations of Confidentiality: Subject to Clause 14.3, each Party shall keep strictly confidential and not disclose or use, and shall ensure that its Affiliates and its officers, employees, agents and professional and other advisers keep strictly confidential and not disclose or use, any documents, materials and other information in whatever form received or obtained by it in connection with the entering into of this Agreement or any other Transaction Documents which relates to:

14.1.1	the business, financial or other affairs (including future plans and targets) of a Party of its Affiliates;

14.1.2	the existence or terms of any Transaction Document or any transaction contemplated by the Transaction Documents or the identities of the Parties and their respective Affiliates; or

14.1.3	any discussions or negotiations with regard to any Transaction Document or any transaction contemplated by the Transaction Documents.

14.2	Confidential Information: For the purpose of this Agreement, “Confidential Information” includes the information referred to in Clause 14.1 except for any document, material or other information that:

14.2.1	was lawfully in the possession of the receiving Party prior to its disclosure by the disclosing Party and had not been obtained from the disclosing Party;

14.2.2	is or becomes generally known to the public (other than by breach of this Agreement or any other obligation of confidentiality owed between the Parties);

14.2.3	is or becomes available to the receiving Party other than as a result of a disclosure by a Person known by the receiving Party to be bound by an obligation of secrecy to the disclosing Party; or

14.2.4	is independently developed by the receiving Party without reference to the Confidential Information.

14.3	Permitted Disclosure and Use: Clause 14.1 shall not prohibit disclosure or use of any information if and to the extent that:

14.3.1	the disclosure or use is required by law or by any securities exchange or regulatory or governmental body having jurisdiction over the receiving Party or its Affiliates, whether or not the requirement has the force of law;

14.3.2	the disclosure or use is required to vest the full benefit of this Agreement or any other Transaction Document in the receiving Party, as the case may be;

14.3.3	the disclosure or use is required for the purpose of any judicial arbitration or other similar proceedings arising out of this Agreement or any other Transaction Document, the disclosure is reasonably required to be made to a taxing or other authority competent to impose any liability in respect of any and all applicable taxes (“Taxation”) or responsible for the administration and/or collection of taxation or enforcement of any tax laws (“Tax Authority”) in connection with the Taxation affairs of the receiving Party or the disclosure is reasonably required for the purpose of preparing any statutory accounts of the receiving Party;

14.3.4	the disclosure is made to the Affiliates of the receiving Party, or to the officers, employees, agents and professional and other advisers of the receiving Party or its Affiliates, where such Person has a business-related need to have access to or use the Confidential Information on terms that such Person undertakes to comply with the provisions of Clause 14.1 in respect of such information as if they were a party to this Agreement and the Party disclosing such information to such Person shall be liable for any breach of this Clause 14 by such person;

14.3.5	the disclosure is made by the Investor to the respective stockholders, limited partners, members or other owners of the Investor or any of its Affiliates, as the case may be, regarding the general status of its investment in the Issuer;

14.3.6	the disclosure is made by the Investor to persons reasonably determined by the Investor to be potential stockholders, limited partners, or members of other investor in the Investor in any media, including in connection with any marketing materials distributed for or on behalf of the Investor or any of its Affiliates, regarding the general status of its investment in the Issuer, including the name of the Issuer, CNR and other Group Companies, and a description of the business conducted by the Issuer, CNR and other Group Companies and the actual or estimated return on investment realised by the Investor resulting from or relating to its investment in the Issuer;

14.3.7	the disclosure is made by the Investor to persons reasonably determined by the Investor to be potential transferees of the Bonds, whether in whole or in part, in respect of information reasonably required for the purpose of evaluating the Bonds to be transferred, including in connection with the business, liabilities and financial position of the Issuer, CNR and the other Group Companies; or

14.3.8	the disclosing Party has given prior written approval to the disclosure or use,

provided that prior to disclosure or use of any information pursuant to Clause 14.3.3 (except in the case of disclosure to a Tax Authority), to the extent permitted by law and without compromising any privileges, the receiving Party shall give reasonable prior written notice to the disclosing Party (including a copy of any relevant written request which may exist) and the information is disclosed in a manner that is designed to preserve its confidential nature. If on the receipt of such a notice a Party wishes to take action to oppose or limit such potential disclosure or seek a protective order in respect of the information required to be disclosed, it may do so at its own cost and the receiving Party shall provide it with any reasonable assistance required.

15	Governing Law and Jurisdiction

15.1	Governing law: This Agreement, as to which time shall be of the essence, it shall be governed by and construed in accordance with Hong Kong laws.

15.2	Jurisdiction:

15.2.1

 The courts of the Hong Kong are to have exclusive jurisdiction to settle any disputes which may arise out of or in connection with this Agreement and accordingly any legal action or proceedings arising out of or in connection with this Agreement (“Proceedings”) may be brought in such courts. The Major Shareholders and the Issuer each irrevocably submits to the jurisdiction of such courts and waives any objection to Proceedings in such courts whether on the ground of venue or on the ground that the Proceedings have been brought in an inconvenient forum. This submission is made for the benefit of the Investor and shall not limit the right of the Investor to take Proceedings in any other court of competent jurisdiction nor shall the taking of Proceedings in one or more jurisdictions preclude the taking of Proceedings in any other jurisdiction (whether concurrently or not).

15.2.2	The Major Shareholders and the Issuer each agrees that the process by which any Proceedings in Hong Kong are begun may be served on it by being delivered to it at Suite 2208-14, 22/F, Sun Life Tower, The Gateway, 15 Canton Road, Tsim Sha Tsui, Kowloon, Hong Kong. If the Major Shareholders or the Issuer ceases to have an agent to accept service of process in Hong Kong, it shall forthwith appoint a further agent in Hong Kong to accept service of process on its behalf in Hong Kong and notify the Investor of such appointment, and, failing such appointment within fifteen days, the Investor shall be entitled to appoint such an agent by notice to the Issuer. Nothing in this Agreement shall affect the right to serve process in any other manner permitted by law.

16	Variation

No variation of this Agreement shall be effective unless approved by the Investor in writing.

17	Counterparts

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

This Agreement has been entered into on the date stated at the beginning.

by	)
MR. CHENG CHUNG HING	)
in the presence of:	)	/s/ Cheng Chung Hing

Witness’ signature:

/s/ Chris Fam

Name:	Chris Fam

Address:	Suite 2204, 22/F Sun Life Tower, The Gateway, 15 Canton Road,

Tsimshatsui, Hong Kong

by	)
MR. LEUNG MOON LAM	)
in the presence of:	)	/s/ Leung Moon Lam

Witness’ signature:

/s/ Alex Lung

Name:	Alex Lung

Address:	Suite 2204, 22/F Sun Life Tower, The Gateway, 15 Canton Road,

Tsimshatsui, Hong Kong

Subscription and Investor’s Rights Agreement – Signature Page

Willis Plus Limited

By	/s/ Cheng Chung Hing
Name: Chang Chung Hing
Title: Chairman

PA Universal Opportunity VII Limited, for and on behalf of PAX Secretaries Limited

By	/s/ Jon Robert Lewis
Name: Jon Robert Lewis
Title: Director

Subscription and Investor’s Rights Agreement – Signature Page

SCHEDULE 1

FORM OF OFFICER’S CERTIFICATE

[ON THE LETTERHEAD OF THE ISSUER]

To:	PA Universal Opportunity VII Limited

Commence Chambers, P.O. Box 2208

Road Town, Tortola

British Virgin Islands

[Date] 2012

Dear Sirs

SUBSCRIPTION AGREEMENT RELATING TO SUBSCRIPTION OF US$60 MILLION SECURED BONDS DUE 2017

Pursuant to the Subscription Agreement dated 24 July 2012 (the “Agreement”) made between Mr. Cheng Chung Hing and Mr. Leung Moon Lam (the “Major Shareholders”), Willis Plus LImited (the “Issuer”) and yourselves as Investor, I hereby confirm, on behalf of the Major Shareholders and the Issuer, that as at today’s date:

a)	the representations and warranties of the Major Shareholders and the Issuer set forth in the Agreement are true, accurate and correct in all respects and not misleading in any respect at, and as if made on, today’s date;

b)	the Major Shareholders and the Issuer have performed all of their respective obligations under the Agreement to be performed on or before today’s date;

c)	there has been no change (nor any development or event involving a prospective change) which is materially adverse to the condition (financial or other), prospects, results of operations or general affairs of the Issuer, CNR or of any of the other Group Companies (as defined in the Agreement); and

d)	neither the Issuer, CNR nor any of the other Group Companies is in breach of or in default (nor has any event occurred which, with the giving of notice and/or the passage of time and/or the fulfilment of any other requirement would result in a default by CNR or any of the other Group Companies) under the terms of any indenture, contract, lease, mortgage, deed of trust, note agreement, loan agreement or other agreement, obligation, condition, covenant or instrument to which CNR or any other Group Company is a party or to which their respective assets are bound.

Yours faithfully

For and on behalf of

[CHEUNG CHUNG HING/LEUNG MOON LAM/WILLIS PLUS LIMITED]

[Name]
Director/[Title of authorised officer]

SCHEDULE 2

TERMS AND CONDITIONS

SCHEDULE 3

MAJOR SHAREHOLDER GUARANTEE

SCHEDULE 4

DEED OF UNDERTAKINGS